DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com
Jack I. Kantrowitz jack.kantrowitz@dlapiper.com T 212.335.4845 F 212.884.8645
November 1, 2012	OUR FILE NO. 380239-0000001

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549
Attention: Mark P. Shuman

Re:
UBIC, Inc.
Registration Statement on Form F-1
Confidentially Submitted September 25, 2012
CIK No. 1550935

Dear Mr. Shuman:

        This letter is submitted on behalf of UBIC, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Confidential Draft Registration Statement on Form F-1 confidentially submitted on May 24, 2012, as amended by Amendment No. 1 confidentially submitted on July 27, 2012 and Amendment No. 2 confidentially submitted on September 25, 2012, as set forth in your letter dated October 22, 2012 addressed to Masahiro Morimoto, President and Representative Officer of the Company (the "Comment Letter"). The Company is concurrently making its initial public filing of its Registration Statement on Form F-1 (the "Registration Statement"), which includes changes that reflect responses to the Staff's comments.

        For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the description of the Staff's comments refer to Amendment No. 1, and page references in the response refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

        The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company.

Use of Proceeds, page 26

1.
You state on page 4 that you plan "to materially increase [y]our marketing efforts" with and to your strategic partners. To the extent that the net offering proceeds are needed to fund these planned additional marketing expenditures, your Use of Proceeds section should address this.

        The Company informs the Staff that the Company intends to use a portion of its net proceeds from the offering to fund its planned expansion of its marketing and sales efforts, including hiring an experienced e-Discovery sales executive in the U.S., doubling its sales force in the United States and Asia, and significantly increasing its marketing and public relations activities. We have modified the information included under the caption, "Use of Proceeds" on page 26 of the Registration Statement in response to the Staff's comment.

Dilution, page 29

2.
We note the calculation of net tangible book value provided in response to prior comment 29 does not exclude certain intangible assets or deferred taxes. The staff believes generally that tangible assets should exclude any intangible asset (such as deferred costs or goodwill) that cannot be sold separately from all other assets of the business, and should exclude any other intangible asset for which recovery of book value is subject to significant uncertainty or illiquidity. Please provide us with your consideration of these items and revise your calculation to exclude these items and update your disclosures accordingly.

        The Company has modified the disclosure included under the caption "Dilution" on page 29 of the Registration Statement in response to the Staff's comment by providing a definition for the term "net tangible book value" and by calculating the corresponding amount expressed in Japanese yen.

        As described in the revised disclosure on page 29 of the Registration Statement, net tangible book value represents the amount of the Company's total shareholders' equity less the amounts of the Company's deferred costs from this offering, net capitalized computer software, other net intangible assets, and deferred tax assets. The Company hereby provides the calculations of net tangible book value as of June 30, 2012:

June 30, 2012
Total UBIC, Inc. shareholders' equity	¥2,991,043
Deferred IPO costs	(122,390)
Net capitalized computer software	(564,513)
Other net intangible assets	(4,601)
Deferred tax assets	(41,144)

¥2,258,395

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 39

3.
We note that during the three months ended June 30, 2012, operating income and operating income as a percentage of total revenue decreased when compared to the three months ended June 30, 2011, which appears to be the result of your global expansion efforts. Please clarify and to the extent that this decrease represents an anticipated trend in your operations, please revise your disclosures to include an expanded discussion, including quantification where available, of your expansion efforts and the potential impact on your future operations. Also, tell us your consideration to include a discussion regarding the decreasing revenue growth in Japan and how you anticipate your global expansion efforts will compensate for this apparent negative trend. We refer you to Section III.B of SEC Release 33-8350.

        In response to the initial portion of the Staff's comment, the Company has included additional disclosure with respect to the decrease in operating income, both in absolute terms and as a percentage of total revenue in the three months ended June 30, 2012 compared with the three months ended June 30, 2011 on page 42 of the Registration Statement. This disclosure notwithstanding, the Company respectfully states that fluctuations in quarter-to-quarter results are the result of variations in the volume of the Company's business activities. When viewed over a longer time horizon, we expect the volatility of the Company's operations to be reduced.

        With respect to the second portion of the Staff's comment concerning the decreasing revenue growth in Japan, the Company respectfully informs the Staff that this decrease was, in part, a result of such volume fluctuations. More importantly, this decrease was a result of a change in the specific clients served in the two periods compared. As disclosed on page 37 of the Registration Statement, it is a characteristic feature of companies in the e-Discovery business sector that, in any given period, contracts for work may be with different clients in different locations. We respectfully point out that

Japan-based revenues grew from approximately ¥507 million, to approximately ¥1,937 million to approximately ¥4,245 million in the years ended March 31, 2010, 2011 and 2012, respectively. Although the Japan-based revenue decreased by approximately 13% in the three months ended June 30, 2012 compared with the three months ended June 30, 2011, the Company believes that this situation may be temporary. We have nonetheless added disclosure on page 45 of the Registration Statement to respond to the Staff's comment.

4.
We note you removed your reference to "considerable and successful efforts" based upon your response to prior comment 15. However, it appears that your disclosures for selling, general and administrative expenses from March 31, 2010 to March 31, 2011 and from March 31, 2011 to March 31, 2012 do not address how the company improved such costs as a percentage of revenue during these time periods. Please revise your disclosures to address the reasons for this improvement.

        In response to the Staff's comment, the Company respectfully highlights for the Staff that selling general and administrative expenses actually increased considerably in the periods indicated, from ¥574.0 million in the year ended March 31, 2010 to ¥669.7 million (16.7%) in the year ended March 31, 2011 and to ¥1,153.4 million (72.3%) in the year ended March 31, 2012. Although the percentage of total revenue represented by selling, general and administrative expenses decreased, it is clear that the Company has committed greater resourcing to this area beginning in 2012. In the three months ended June 30, 2011, SG&A represented only 16.1% of total revenue, while in the remaining nine months of the year ended March 31, 2012, SG&A grew considerably in both absolute and relative terms and represented a total of ¥978.5 million out of total revenue of ¥4,048.5 million, or 24.2%. This absolute and relative growth continued in the three months ended June 30, 2012, in which SG&A represented 30.4% of total revenues.

        An additional factor has been that the Company has been able to increase revenue much more rapidly than it has been able to install the administrative, sales and marketing and financial infrastructure to manage and extend the expansion of its business. The Company is devoting attention to expanding and strengthening these resources. We have modified the disclosure on pages 42, 45 and 47 of the Registration Statement in response to the Staff's comment.

5.
We refer to your plan to materially increase your marketing efforts with and to United States and international law firms, litigation consultants and other providers of e-Discovery and electronic data forensics solutions and services. You should describe in your results of operations whether these plans represent any known trends or uncertainties that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. To the extent you expect such plan to cause a material change in the relationship between costs and revenues, quantitative data should be disclosed. See Item 303(a)(3)(ii) of Regulation S-K.

        As disclosed in the Registration Statement, the Company is committed to marketing its e-Discovery and other services to U.S.-based law firms and companies since the United States is the focal point of the need for these services because of its framework of litigation and administrative processes. The Company believes that, over time, greater investment and increased attention to the U.S. market will produce significantly increased revenues. However, it is not possible at this time to state what the impact of these activities will have on revenues or income from continuing operations. In response to the Staff's comment, the Company has revised the disclosure on pages 42, 45 and 47 of the Registration Statement.

Liquidity and Capital Resources
Cash flows, page 59

6.
You indicate in your disclosures on page 60 that DSO increased due to "trade receivables of the U.S. Operations due from a certain law firm." You also indicate a portion of the cash payment was received in July and August 2012. Please tell us the amount of subsequent cash payment. To the extent a significant portion of these receivables remained outstanding subsequent to these cash collections, please provide us with your expectation as to when amounts will be paid, the likelihood of collection, and if you recorded any bad debt expense associated with these receivables. Also, explain further why additional time is required to collect payments from the end-user clients in the U.S.

        The Company respectfully informs the Staff that the increase in DSO grew from 72 days in the fourth quarter of the year ended March 31, 2012 to 108 days in the first quarter, ended June 30, 2012. As disclosed in the Registration Statement, this was due to increased accounts receivable from one law firm representing one of the Company's clients. The level of these accounts receivable increased to approximately ¥864 million at June 30, 2012 from approximately ¥582 million at March 31, 2012, although there was no disagreement with respect to the amounts payable, which, in conformity with the Company's policy, had been disclosed to, and approved by, the client prior to delivery of the formal invoice. Substantially all of the amount outstanding at June 30, 2012 has now been paid. The Company expects no bad debt expense to be recorded related to this receivable.

        The Company believes that the delay in collecting the agreed upon amount was due largely to the often duplicative internal administrative procedures of the law firm and its client. In response to the Staff's comments, we have modified the disclosures on page 61 of the Registration Statement.

Material Capital Requirements

7.
To the extent you expect your plan to materially increase your marketing efforts with and to your prospective partners will cause marketing expenses in the current period (or during the next 12 months) to increase materially, such anticipated expenditures should be described in your liquidity and capital resources section. Note that even where no legal commitments, contractual or otherwise, have been made, disclosure is required if material planned capital expenditures result from a known demand, as where the expenditures are necessary to a continuation of your current growth trend. For guidance, see Section III.B of SEC Release No. 33-6835.

        The Company notes the Staff's comment and has added disclosure on page 63 of the Registration Statement.

* * *

        If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 335-4845.

Very truly yours,
DLA Piper LLP (US)
Jack I. Kantrowitz Partner

Enclosures

cc:
Masahiro Morimoto, UBIC, Inc.
Naritomo Ikeue, UBIC, Inc.
Michael Turner, DLA Piper LLP (US)
David Turner, DLA Piper LLP (US)